EXHIBIT 99.1

Sale of LNGC Golar Arctic Marks Golar’s Exit From LNG Shipping Segment

Golar LNG Limited (“Golar”) announces today that it has executed agreements to sell the 2003 built steam turbine LNG carrier, Golar Arctic. The sale price for the vessel is USD 24 million before transaction related expenses. The LNG carrier is unencumbered. The transaction is expected to close, and the vessel is to be handed over to its new owner, within Q1 2025. The Golar Arctic is the last LNG carrier in the Golar fleet. Following the vessel sale, Golar will have fully exited its legacy shipping business.

The LNG carrier Fuji LNG discharged its final cargo as an LNG carrier in January 2025, and has now arrived in China preparing to enter CIMC shipyard for conversion into a MKII FLNG later this month.

Golar CEO Karl Fredrik Staubo commented: “The sale of the Golar Arctic marks the conclusion of Golar’s planned exit from the LNG shipping segment, 50 years after taking delivery of our first LNG carrier in 1975. Over the last 50 years LNG shipping has been the foundation for Golar’s pioneering maritime LNG infrastructure advances, including FSRUs and FLNGs. Golar’s transition into a focused FLNG infrastructure company is now complete. We look forward to expanding our market leading FLNG position.”

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
February 13, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act